SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,347
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 138,347
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,972
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 93,972
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 103,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,426
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 59,426
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 316,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 316,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,283
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 646,283
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2").  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 656,283 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $7,182,366, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,366,909 Shares outstanding, which is the total number of Shares outstanding on December 19, 2014, as reported in the Issuer's Schedule 14A, filed with the Securities and Exchange Commission on December 30, 2014.

The number of Shares outstanding on December 19, 2014, have been reduced to 9,366,909 from the 9,544,809 Shares previously outstanding as reported in the Issuer's Form 10-Q for the period ending June 30, 2014.  Due to the reduction in outstanding shares and additional purchases in the shares by the Reporting Persons, the Reporting Persons ownership has increased by more than 1%.

A.	SAL

(a)	As of the close of business on January 5, 2015, SAL beneficially owned 138,347 Shares.

       Percentage: Approximately 1.48%.

(b)	1. Sole power to vote or direct the vote: 138,347

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 138,347

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on January 5, 2015, SIP beneficially owned 93,972 Shares.

                               Percentage: Approximately 1.00%.

(b)	1. Sole power to vote or direct the vote: 93,972

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 93,972

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

C.	SIPII

(a)	As of the close of business on January 5, 2015, SIPII beneficially owned 103,102 Shares.

Percentage: Approximately 1.10%.

(b)	1. Sole power to vote or direct the vote: 103,102

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 103,102

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on January 5, 2015, SIPIII beneficially owned 18,000 Shares.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 18,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

E.	LSBK

(a)	As of the close of business on January 5, 2015, LSBK beneficially owned 59,426 Shares.

Percentage: Approximately 0.63%.

(b)	1. Sole power to vote or direct the vote: 59,426

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 59,426

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

F.	Broad Park

(a)	As of the close of business on January 5, 2015, Broad Park beneficially owned 74,800 Shares.

Percentage: Approximately 0.80%.

(b)	1. Sole power to vote or direct the vote: 74,800

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 74,800

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	CBPS

(a)	As of the close of business on January 5, 2015, CBPS beneficially owned 60,000 Shares.

Percentage: Approximately 0.64%.

(b)	1. Sole power to vote or direct the vote: 60,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 60,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	2514 MSF

(a)	As of the close of business on January 5, 2015, 2514 MSF beneficially owned 52,000 Shares.

Percentage: Approximately 0.56%.

(b)	1. Sole power to vote or direct the vote: 52,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 52,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days.

CUSIP No. 74431A101

I.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 93,972 Shares owned by SIP and the 103,102 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 59,426 Shares owned by LSBK and the 60,000 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 316,500 Shares.

Percentage: Approximately 3.38%.

(b)	1. Sole power to vote or direct the vote: 316,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 316,500

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 18,000 Shares owned by SIPIII.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 18,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

K.	Sonia Seidman

(a)	As of the close of business on January 5, 2015, Sonia Seidman beneficially owned 46,636 Shares.

Percentage: Approximately 0.50%.

(b)	1. Sole power to vote or direct the vote: 46,636

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 46,636

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia Seidman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

L.	Pollack

(a)	As of the close of business on January 5, 2015, Pollack beneficially owned 10,000 Shares.

Percentage: Approximately 0.11%.

(b)	1. Sole power to vote or direct the vote: 10,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Pollack during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

M.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 138,347 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 93,972 Shares owned by SIP and the 103,102 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 18,000 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 59,426 Shares owned by LSBK and the 60,000 Shares owned by CBPS, (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 74,800 Shares owned by Broad Park and the 52,000 Shares owned by 2514 MSF, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 46,636 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 646,283 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.90%.

(b)	1. Sole power to vote or direct the vote: 646,283

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 646,283

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

An aggregate of 656,283 Shares, constituting approximately 7.01% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Prudential Bancorp Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2015	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Dennis Pollack
DENNIS POLLACK

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 74431A101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Reporting Person	Date Purch	Per Share*	Cost*	Shares
SAL	11/13/2014	12.1729	85,210.00	7,000
SAL	11/18/2014	12.0540	60,270.00	5,000
SAL	12/3/2014	12.1822	109,640.00	9,000
Total			255,120.00	21,000

SIP	11/13/2014	12.1900	12,190.00	1,000
SIP	11/18/2014	12.0525	96,420.00	8,000
SIP	12/22/2014	12.1984	97,245.71	7,972
Total			205,855.71	16,972

SIP II	11/18/2014	12.0533	72,320.00	6,000
SIP II	12/3/2014	12.1833	73,100.00	6,000
Total			145,420.00	12,000

LSBK	11/18/2014	12.0525	96,420.00	8,000

Broad Park	11/13/2014	12.1717	146,060.00	12,000
Broad Park	11/18/2014	12.0571	33,760.00	2,800
Broad Park	12/29/2014	12.2050	48,820.00	4,000
Total			228,640.00	18,800

CBPS	11/18/2014	12.0500	72,300.00	6,000

Pollack	11/6/2014	12.1414	60,707.00	5,000

*Includes brokerage commission.